# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### July 11, 2016

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Nanophase Technologies Corporation

### File No. 001-22333 - CF#33697

_____

Nanophase Technologies Corporation   submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 6, 2016.

Based on representations by Nanophase Technologies Corporation   that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1                through April 6, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary